UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For August 11, 2005

Distribution and Service D&S, Inc.

(Translation of registrant’s name into English)

Avenida Presidente Eduardo Frei Montalva 8301
Quilicura
Santiago
Chile

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒  Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Distribución y Servicio D&S S.A August 11, 2005

II Quarter 2005 Results

“D&S’s results are in line with the Company’s forecast and follow the trend shown during the first quarter both in terms of commercial operations as in the business strategy and growth program in the Company’s core business - supermarkets and hypermarkets - and in the financial services division.”

Miguel Núñez
Chief Financial Officer

Highlights II Quarter 2005

•	Net revenues up 7.4 to Ch$377,479 million (US$651.9 million).
•	Gross income up 36.4%, gross margin rose 600 bp. from 22.3% in 2004 to 28.3% in 2005
•	Operating income up 182.9% to Ch$17,631 million (US$30.5 million), operating margin rose by 290 bp to 4.7% of revenues.
•	68.1% increase in EBITDA, EBITDA margin increased 290 bp. to 8.1% of revenues.
•	298.9% increase in net profit to Ch$10,208 million (US$17.6 million) representing 2.7% of revenues.
•	New store opening: LIDER Vecino Talagante was opened on May 27, 2005, adding 3,675 sq.m of sales area in the Metropolitan Region.

Highlights I Half 2005

•	Net revenues up 7.5% to Ch$745,771 million (US$1,288.0 million).
•	Gross income up 34.5%, gross margin rose 560 bp. from 22.3% in 2004 to 27.9% in 2005.
•	Operating income up 141.9% to Ch$32,913 million (US$56.8 million) equivalent to 4.4% of revenues, up 240 bp. over result for the same period in 2004.
•	57.5% increase in EBITDA, EBITDA margin increased 250 bp. to 7.9% of revenues.
•	621.0% increase in net profit to Ch$19,853 million (US$34.3 million) representing 2.7% of revenues.
•	Capex (investment in buildings, land and infrastructure) for the period amounted to US$34.2 million.
•	Financial debt as of June 30, 2005 totaled Ch$351,493 million (US$611.8 million), 38.4% short term and 55.0% in public offering instruments (bonds and commercial papers).

Figures in this report are expressed in US$Millions, drawn from figures in Chilean pesos restated by the CPI at June 30, 2005 and converted into dollars using the observed exchange rate for the same date (1US$=Ch$579.00).

For further information please contact:

Miguel Núñez
Chief Financial Officer
mnunez@dys.cl
(562) 484 7754

Loreto Bradford
Investor Relations Officer
lbradford@dys.cl
(562) 484 7757

Roberto Vergara
Investor Relations Associate
rvergara@dys.cl
(56 - 2) 484 7764

Distribución y Servicio D&S S.A II Quarter 2005 Results

Material Events for The Period

June 16, 2005: The Chilean Superintendency of Banks and Financial Institutions granted authorization for the PRESTO card to operate as an open credit card, subject to regulations of this agency.

Results Period April-June 2005

The following table sets forth the main items of the income statement for the periods indicated, their respective percentages of net revenues and % change between periods:

Second Quarter Consolidated Results

	2005			2004			Change

	Ch$ millions	US$ millions	% of Rev.	Ch$ millions	US$ millions	% of Rev.	% YoY

Sales	319,203	551.3	84.6%	306,248	528.9	87.2%	4.2%
Other Income	58,276	100.6	15.4%	45,101	77.9	12.8%	29.2%
Net revenues	377,479	651.9	100.0%	351,349	606.8	100.0%	7.4%
Cost of sales	270,480	467.2	71.7%	272,881	471.3	77.7%	-0.9%
Gross Income / Margin	106,999	184.8	28.3%	78,468	135.5	22.3%	36.4%
Recurring Operating Expenses	76,165	131.5	20.2%	60,094	103.8	17.1%	26.7%
Start-up Expenses	200	0.3	0.1%	145	0.3	0.0%	38.2%
Total Operating Expenses (SG&A)	76,365	131.9	20.2%	60,239	104.0	17.1%	26.8%
EBITDA	30,634	52.9	8.1%	18,228	31.5	5.2%	68.1%
Depreciation	13,002	22.5	3.4%	11,995	20.7	3.4%	8.4%
Total Operating Expenses	89,367	154.3	23.7%	72,234	124.8	20.6%	23.7%
Operating Income	17,631	30.5	4.7%	6,233	10.8	1.8%	182.9%
Financial Expenses	(5,180)	(8.9)	-1.4%	(4,725)	(8.2)	-1.3%	9.6%
Other Non-operating Income (Expenses)	532	0.9	0.1%	(238)	(0.4)	-0.1%	-324.0%
Monetary Correction	(168)	(0.3)	0.0%	1,094	1.9	0.3%	-115.4%
Non-Operating Income	(4,816)	(8.3)	-1.3%	(3,869)	(6.7)	-1.1%	24.5%
Income before Tax	12,815	22.1	3.4%	2,364	4.1	0.7%	442.0%
Income Tax	(2,712)	(4.7)	-0.7%	83	0.1	0.0%	-3378.3%
Minority Interest	15	0.0	0.0%	22	0.0	0.0%	-30.6%
Income	10,119	17.5	2.7%	2,469	4.3	0.7%	309.8%
Amortization of Goodwill	90	0.2	0.0%	90	0.2	0.0%	0.0%

Net Income	10,208	17.6	2.7%	2,559	4.4	0.7%	298.9%

Currency of June 2005, exchange rate US$=Ch$579.00 of June 30, 2005.

2005 Compared to 2004- Second Quarter

For the second quarter 2005, net revenues increased 7.4% compared to the same period in 2004 to Ch$377,479 million (US$651.9 million). This increase resulted primarily from the 4.2% sales increase resulting from the opening of new LIDER and Farmalider stores in the course of the period July 2004-June 2005, and the 84.5% increase in revenues from the PRESTO financial services division. Same store sales (SSS) showed a 1.5% decrease in this second quarter 2005 compared to the same period in 2004. Gross income increased 36.4% to Ch$106,999 million (US$184.8 million) while gross income margin rose to 28.3% from 22.3% (600 bp. increase) in the same quarter of 2004.

Distribución y Servicio D&S S.A II Quarter 2005 Results

This increase is attributable to the evolution of the EDLP strategy, which was in high pitch during the second quarter 2004 and to a higher share of private label products in mass consumption products - 19.7% growth in private label sales compared to the same period in 2004 - together with the sustained increase of revenues from the PRESTO financial services division. Selling and administrative expenses for this period increased by 23.7% totaling Ch$89,367 million (US$154.3 million) representing 23.7% of revenues, compared to Ch$72,234 million (US$124.8 million) in the second quarter 2004. This is attributable to the new stores opened during the year 2004 (a total of six new stores: four LIDER Vecinos and two LIDER hypermarkets) and in 2005 (one new Lider Vecino) and to increased operating expenses in existing stores. Additionally, the PRESTO financial services division recorded 117.8% higher operating expenses, primarily referred to other operating expenses, which increased by 276.3%, from $1,905 million (US$3.3 million) in the second quarter 2004 to Ch$7,169 million (US$12.4 million) in 2005, and to the 40.0% increase in allowances for doubtful accounts, explained by the changes introduced in the provisioning and write-off policies and also consistent with growth in outstanding receivables and higher revenues from this division, thus contributing to the overall increase in consolidated operating expenses.

Operating income increased by 182.9% amounting to Ch$17,631 million (US$30.5 million) equivalent to 4.7% of revenues, compared to operating profit of Ch$6,233 million (US$10.8 million) representing 1.8% of revenues in the second quarter of 2004. EBITDA for this quarter increased by 68.1% compared to the same period in 2004, totaling Ch$30,634 million (US$52.9 million) equivalent to 8.1% of revenues. Net income increased by 298.9% amounting to Ch$10,208 million (US$17.6 million) representing 2.7% of revenues compared to results for the same period in 2004 when net profit totaled Ch$2,559 million (US$4.4 million) equivalent to 0.7% of revenues.

Net revenues for the second quarter 2005 were Ch$377,479 million (US$651.9 million), representing a 7.4% increase compared to revenues amounting to Ch$351,349 million (US$606.8 million) for the same period in 2004. The following table sets forth the composition of net revenues for the periods indicated, and the percentage change between periods.

Net Revenues

	Second Quarter

(in millions of constant Ch$)	2005	2004	% change

Total Retail Sales: LIDER and Farmalider	319,203	306,248	4.2%
Other commercial income	34,780	28,544	21.8%

Sub-Total: Retail Revenues (LIDER and Farmalider)	353,983	334,792	5.7%
Retail Formats Revenues	353,983	334,792	5.7%
PRESTO Financial Services Division	13,663	7,405	84.5%
Others revenues (real estate and logistics)	9,833	9,152	7.4%

Total Net Revenues	377,479	351,349	7.4%

Distribución y Servicio D&S S.A II Quarter 2005 Results

The 7.4% increase in net revenues for the second quarter 2005 resulted from:

•

Retail formats (LIDER and Farmalider): A 5.7% increase in revenues derived from the  retail formats (hypermarkets, supermarkets and pharmacies), totaling Ch$353,983 million  (US$611.4 million) for the second quarter 2005 compared to Ch$334,792 million (US$578.2 million) for the same period in 2004. This increase resulted from a 25,300 m2 expansion in sales area, from 382,842 m2 at June 30, 2004 to 408,142 m2 at the same date in 2005: enlargement of LIDER Express La Calera, two new LIDER hypermarkets -Plaza Vespucio and Punta Arenas- and five new LIDER Vecino compact hypermarkets -Temuco, Coquimbo, Irarrázaval and Quillota in 2004 and Talagante in May 2005- equivalent to a 6.6% increase over the total sales area at June 30, 2004. Farmalider also contributes higher revenues due to the opening of 14 new pharmacy stores during the period July 2004 to June 2005. Sales originated in these new LIDER and Farmalider stores represent 9.2% of total retail sales in the second quarter 2005, while same store sales account for 90.8% of total sales. Same store sales (SSS) showed a 1.5% decrease. This is explained by the comparison against a period of aggressive low-prices strategy which has become more flexible and evolved into an exceptional value proposition focused on offering the best price/quality ratio. FarmaLider stores, on the other hand, are facing tough competition due to the “price war” involving the industry of pharmaceutical sales

•

Financial Services Division. An 84.5% increase in revenues derived from the financial division for the second quarter 2005 compared to the same quarter in 2004, reflecting an increase in net financial revenues, amounting to Ch$13,663 million (US$23.6 million) for the second quarter 2005 compared to Ch$7,405 million (US$12.8 million) for the same quarter in 2004. This is attributable on one hand to the increased number of accounts in good standing and active accounts at period end compared to the same date the previous year, which was largely driven by the Impactos PRESTO campaign (launched in October 2004 and continuing to date, this program provides significant discounts for purchases on credit every day of the week), leading to increased interest revenues and credit receivables. On the other hand, during the first quarter 2005, the Company implemented a monthly maintainance fee to cardholders, resulting in further revenue growth at the Presto division.

•

Other Revenues. A 7.4% increase in other revenues from real estate operations and logistic services to Ch$9,833 million (US$17.0 million) for the second quarter 2005 from Ch$9,152 million (US$15.8 million) for the same period in 2004. This increase is explained resulted primarily from increased lease payments accounted for at the real estate division and higher logistic revenues due to higher sales and increased centralization in our distribution center.

Gross Profit

Gross profit for the second quarter 2005 was Ch$106,999 million (US$184.8 million), equivalent to 28.3% of revenues, representing an increase of 36.4%, compared to Ch$78,468 million (US$135.5 million) equivalent to 22.3% of revenues for the same period in 2004. This is explained by the comparison against a period of high pitch low-prices strategy resulting in lower commercial margins and also due to the significant growth of private label sales during the quarter (19.7% increase of private labels within mass consumption products which make up 62.0% of total LIDER sales) compared to second quarter 2004. Additionally, the continued growth of Presto financial revenues also contributes to the increase in gross profit and gross margin.

Costs related to the financial services division are accounted for in selling and administrative expenses, with no impact on the consolidated cost of sales.

Distribución y Servicio D&S S.A II Quarter 2005 Results

Selling and administrative expenses for the second quarter 2005 totaled Ch$89,367 million (US$154.3 million), representing a 23.7% increase as compared to Ch$72,234 million (US$124.8 million) for the same period in 2004. As a percentage of net revenues, selling and administrative expenses rose by 310 bp. to 23.7% for this period of 2005, from 20.6% in the same period of 2004, principally due to increased operating costs from new stores (6 new openings: four LIDER Vecino and two LIDER stores added in 2004 and one LIDER Vecino store in 2005), to increased operating expenses in existing stores explained by the implementation of higher service standards, higher marketing expenses in connection mainly with the Impactos Presto campaign and to higher provisions (explained by the adoption of new provisioning and write-off policies) and other operating expenses from the PRESTO financial services division, consistent with the increase in outstanding credit and financial revenues.

Selling and Administrative Expenses

Selling and administrative expenses related to the credit card operations increased by 117.8% totaling Ch$12,612 million (US$21.8 million) for the second quarter 2005 compared to Ch$5,791 million (US$10.0 million) for the same period in 2004. This increase was principally attributable to 276.3% higher operating expenses in connection with the organizational growth and marketing activities at the Presto division which has led to 124.6% increase in revenues during this period compared to the same period in 2004, and to the 40.0% increase in allowances for doubtful accounts explained by the adoption of a new methodology regarding provisions for doubtful accounts and bad debt write-offs, which considers an increase in provisioning levels for 90 days past-due loans, 100% write-off of past-due loans at 180 days and an additional risk allowances, and also explained by the significant growth in outstanding receivables at the PRESTO division.

Operating income for the second quarter 2005 was Ch$17,631 million (US$30.5 million), representing an increase of 182.9% as compared to operating profit of Ch$6,233 million (US$10.8 million) for the second quarter 2004. This improvement reflects the increase in net revenues and, more prominently, in gross margin, which exceeds the increase in operating expenses described above. As a percentage of net revenues, operating profit for the second quarter 2005 is equivalent to 4.7%, representing an increase of 290 bp. compared to operating margin of 1.8% in the same period of 2004.

The following table sets forth, for the periods indicated, information concerning non operating income on a consolidated basis:
Operating Income

	Second Quarter

(in millions of constant Ch$)	2005	2004

Financial income	703	111
Other non-operating income(1)	340	257
Amortization of negative goodwill	90	90
Minority interest	15	22

Total non-operating income	1,148	480

(1) “Other” includes principally equity in earnings of related companies.

Non-operating Income

Distribución y Servicio D&S S.A II Quarter 2005 Results

Non-operating Expense

The following table sets forth, for the periods indicated, the components of non-operating expense on a consolidated basis:

	Second Quarter

(in millions of constant Ch$)	2005	2004

Financial expense	5,180	4,725
Other non-operating expense(1)	13	213
Amortization of goodwill	498	392

Total non-operating expense	5,691	5,330

(1) “Other” includes equity in losses of related companies and charitable contributions.

Non-operating expense for the second quarter 2005 was Ch$5,691 million (US$9,8 million), representing an increase of 6.8% compared to non- operating expense of Ch$5,330 million (US$9.2 million) for the same period in 2004. The increase in 2005 resulted primarily from higher financial expenses (9.6% increase) to Ch$5,180 (US$8.9 million) in the second quarter 2005 from Ch$4,725 million (US$8.2 million) due to higher interest rates.

Price-level Restatement and Foreign Exchange Gain (Loss)

Net price-level restatement and foreign exchange gain (loss) amounted to a net loss of Ch$168 million (US$0.3 million) for the second quarter 2005, as compared to a net gain of Ch$1,094 million (US$1.9 million) for the same period in 2004, representing a decrease (gain reduction) of 115.4%.

Income Taxes

Income taxes charges for the second quarter 2005, including current and deferred taxes, are 3,378.3% higher than in the same period of 2004, amounting to Ch$2,712 million (US$4.7 million), compared to a tax credit of Ch$83 million (US$0.1 million) in 2004.

Net Income

Net profit for the second quarter 2005 was Ch$10,208 million (US$17.6 million), representing an increase of 298.9% as compared to net profit of Ch$2,559 million (US$4.4 million) in the same period 2004. As a percentage of net revenues, net income is equivalent to a 2.7% in the second quarter 2005, representing an increase of 200 bp. in net income margin as compared to a net margin of 0.7% in the same period of 2004. This improvement is due to the increase in revenues and, more importantly, to the significant gross margin expansion which largely exceeds the increase in operating expenses.

Distribución y Servicio D&S S.A II Quarter 2005 Results

Financial Services Division

The following tables set forth, for the periods indicated, information concerning PRESTO credit card and financial services operations:

	Second Quarter

(in millions of constant Ch$)	2005	2004	Change %

Net revenues	15,160	6,749	124.6%
Provisions for doubtful accounts	5,443	3,886	40.0%
Financial expenses	1,406	611	130.0%
Other expenses	7,169	1,905	276.3%
Selling and administrative expenses
(Provisions + financial expenses + other expenses)	14,017	6,402	118.9%
Operating income	1,143	346	230.0%

Distribución y Servicio D&S S.A II Quarter 2005 Results

Results Period January-June 2005

The following table sets forth the main items of the income statement for the periods indicated, their respective percentages of net revenues and % change between periods:

First Half Consolidated Results

	2005			2004			Change

	Ch$ mill.	US$ mill.	%	Ch$ mill.	US$ mill.	%	% YoY

Sales	631,510	1,090.7	84.7%	602,662	1,040.9	86.9%	4.8%
Other Income	114,262	197.3	15.3%	90,823	156.9	13.1%	25.8%
Net revenues	745,771	1,288.0	100.0%	693,485	1,197.7	100.0%	7.5%
Cost of sales	537,791	928.8	72.1%	538,810	930.6	77.7%	-0.2%
Gross Income / Margin	207,980	359.2	27.9%	154,675	267.1	22.3%	34.5%
Recurring Operating Expenses	148,826	257.0	20.0%	116,447	201.1	16.8%	27.8%
Start-up Expenses	205	0.4	0.0%	805	1.4	0.1%	-74.5%
Total Operating Expenses (SG&A)	149,031	257.4	20.0%	117,252	202.5	16.9%	27.1%
EBITDA	58,949	101.8	7.9%	37,423	64.6	5.4%	57.5%
Depreciation	26,036	45.0	3.5%	23,817	41.1	3.4%	9.3%
Total Operating Expenses	175,068	302.4	23.5%	141,070	243.6	20.3%	24.1%
Operating Income	32,913	56.8	4.4%	13,605	23.5	2.0%	141.9%
Financial Expenses	(9,327)	(16.1)	-1.3%	(9,701)	(16.8)	-1.4%	-3.8%
Other Non-operating Income (Expenses)	499	0.9	0.1%	(638)	(1.1)	-0.1%	-178.2%
Monetary Correction	(304)	(0.5)	0.0%	(175)	(0.3)	0.0%	74.0%
Non-Operating Income	(9,132)	(15.8)	-1.2%	(10,513)	(18.2)	-1.5%	-13.1%
Income before Tax	23,780	41.1	3.2%	3,092	5.3	0.4%	669.0%
Income Tax	(4,109)	(7.1)	-0.6%	(552)	(1.0)	-0.1%	644.6%
Minority Interest	3	0.0	0.0%	34	0.1	0.0%	-92.5%
Income	19,674	34.0	2.6%	2,575	4.4	0.4%	664.2%
Amortization of Goodwill	179	0.3	0.0%	179	0.3	0.0%	0.0%

Net Income	19,853	34.3	2.7%	2,754	4.8	0.4%	621.0%

Currency of June 2005, exchange rate 1US$=Ch$579.00 of June 30, 2005

2005 Compared to 2004 Period January-June

For the period January-June 2005, net revenues increased 7.5% compared to the same period in 2004 to Ch$745,771 million (US$1,288.0 million). This increase resulted primarily from the 4.8% sales increase resulting from the opening of new LIDER and Farmalider stores in the course of the period July 2004-June 2005, and the 92.2% increase in revenues from the PRESTO financial services division. Same store sales (SSS) present a 0.6% decrease during this period January-June 2005 compared to the same period in 2004. Gross income increased 34.5% to Ch$207,980 million (US$359.2 million) while gross margin rose to 27.9% from 22.3% (560 bp. increase) in the same period of 2004. This increase is attributable to the more flexible approach in terms of the low prices strategy which has shifted its focus to exceptional value, that is, offering the best quality/price ratio with superior service; to a higher share of private label products and to the sustained increase of revenues from the PRESTO financial services division. Selling and administrative expenses for this period increased by 24.1% totaling Ch$175,068 million (US$302.4 million), compared to Ch$141,070 million (US$243.6 million) in first half of 2004. This is attributable to the new stores opened during the period July 2004-June 2005 (six new stores in 2004: four LIDER Vecinos and two

Distribución y Servicio D&S S.A II Quarter 2005 Results

LIDER hypermarkets and one LIDER Vecino opened on May 27, 2005) and to increased expenses in existing stores in connection with policies focused on improving customer service standards. Additionally, the PRESTO financial services division recorded 103.3% higher operating expenses, referred primarily to allowances for doubtful accounts, which increased by 73.9%, from Ch$7,437 million (US$12.8 million) in the first half 2004 to Ch$12,930 million (US$22.3 million) in 2005. The latter is explained by the adoption of new provisioning and write-off policies (as of January 2005) by which the provisioning levels for past-due loans are increased, writte off is made on past due loans at 180 days and additional risk allowances are constituted; and is also consistent with growth in outstanding receivables and higher revenues from this division, thus contributing to the overall increase in consolidated operating expenses.

Operating income increased by 141.9% amounting to Ch$32,913 million (US$56.8 million) equivalent to 4.4% of revenues, compared to operating profit of Ch$13,605 million (US$23.5 million) representing 2.9% of revenues in the period January-June of 2004. EBITDA for this period in 2005 increased by 57.5% compared to the same period in 2004, totaling Ch$58,949 million (US$101.8 million) equivalent to 7.9% of revenues. Net income increased by 621.0% amounting to Ch$19,853 million (US$34.3 million) representing 2.7% of revenues compared to results for the same period in 2004 when net profit totaled Ch$2,754 million (US$4.8 million) equivalent to 0.4% of revenues.

Net revenues for the first half 2005 were Ch$745,771 million (US$1,288.0 million), representing a 7.5% increase compared to revenues amounting to Ch$693,485 million (US$1,197.7 million) for the same period in 2004. The following table sets forth the composition of net revenues for the periods indicated, and the percentage change between periods.

Net Revenues

	as of June 30

(in millions of constant Ch$)	2005	2004	% change

Total Retail Sales: LIDER and Farmalider	631,510	602,662	4.8%
Other commercial income	67,258	58,484	15.0%

Sub-Total: Retail Revenues (LIDER and Farmalider)	698,768	661,146	5.7%
Retail Formats Revenues	698,768	661,146	5.7%
PRESTO Credit Card	27,747	14,435	92.2%
Others revenues (real estate and logistics)	19,256	17,904	7,6%

Total Net Revenues	745,771	693,485	7.5%

The 7.5% increase in net revenues for the period January-June 2005 resulted primarily from:

•

Retail formats (LIDER and Farmalider): A 5.7% increase in net revenues derived from  the retail formats (hypermarkets, supermarkets and pharmacies), totaling Ch$698,768  million (US$1,206.9 million) for the first half 2005 compared to Ch$661,146 million  (US$1,141.9 million) for the same period in 2004. This increase resulted from a 25,300  m2 expansion in sales area, from 382,842 m2 at June 30, 2004 to 408,142 m2 at the  same date in 2005: enlargement of LIDER Express La Calera, two new LIDER hypermarkets  -Plaza Vespucio and Punta Arenas- and five new LIDER Vecino compact hypermarkets  -Temuco, Coquimbo, Irarrázaval and Quillota in 2004 and Talagante in May 2005- equivalent to a 6.6% increase over the total sales area at June 30, 2004.

Distribución y Servicio D&S S.A II Quarter 2005 Results

Farmalider also contributes higher revenues due to the opening of 14 new pharmacy stores during the period July 2004 to June 2005. Sales originated in these new LIDER and Farmalider stores represent 8.0% of total retail sales in the second quarter 2005, while same stores sales account for 92.0% of total sales. Same store sales (SSS) recorded a 0.6% decrease in January-June 2005 compared to SSS figures for the period January-June of 2004.

•

Financial Services Division. A 92.2% increase in revenues derived from the financial services operations for the first half 2005 compared to the same period in 2004, reflecting an increase in net financial revenues, including primarily interests and commissions, amounting to Ch$27,747 million (US$47.9 million) for the first half 2005 compared to Ch$14,435 million (US$24.9 million) for the same period in 2004. This is attributable to the growing number of accounts in good standing and active accounts at period end compared to the same date the previous year, to the launching of the Impactos PRESTO campaign which boosted sales on PRESTO card and to increased revenues from fees to cardholders and affiliated businesses, with the resulting growth in credit receivables and revenues. Accounts in good standing increased 82.1% from 791,472 at June 30, 2004 to 1,441,099 at the same date in 2005; active accounts increased 85.4% from 650,577 to 1,206,220; and total credit receivables increased 62.6% from Ch$102,667 million (US$177.3 million) to Ch$165,466 (US$285.8 million).

•

Other Revenues. A 7.6% increase in other revenues from real estate operations and logistic services to Ch$19,256 million (US$33.3 million) for the period January-June 2005 from Ch$17,904 million (US$30.9 million) for the same period in 2004. This increase is primarily explained by increased lease payments accounted for at the real estate division and higher logistic revenues due to increased sales and higher centralization at the distribution center.

Gross Profit - Gross Margin

Gross profit for the period January-June 2005 was Ch$207,980 million (US$359.2 million), representing an increase of 34.5%, compared to Ch$154,675 million (US$267.1 million) for the same period 2004. Consequently, gross margin increased 560 bp. to 27.9% in the period January-June 2005 compared to 22.3% in the same period 2004.

Costs related to the financial services division are accounted for in selling and administrative expenses.

Selling and Administrative Expenses

Selling and administrative expenses for the period January-June 2005 totaled Ch$175,068 million (US$143.7 million), representing a 24.1% increase as compared to Ch$141,070 million (US$243.6 million) for the same period in 2004. As a percentage of net revenues, selling and administrative expenses rose by 320 bp. to 23.5% for this period of 2005, from 20.3% in the same period of 2004, principally due to additional operating costs from new stores (6 new openings: four LIDER Vecino and two LIDER stores added in 2004 and one new LIDER Vecino in 2005), and to higher provisions and operating expenses from the PRESTO financial services division, consistent with the increase in outstanding credit and revenues.

Selling and administrative expenses related to the credit card operations increased by 103.3% totaling Ch$24,066 million (US$41.6 million) for the period January-June 2005 compared to Ch$11,838 million (US$20.4 million) for the same period in 2004. This increase was principally attributable to higher allowances for doubtful accounts, which increased by 73.9% during the first half 2005 compared to the same period in 2004 due to the adoption of new provisioning and write-off policies, and higher operating expenses (accounted for in the line of “Other expenses” in PRESTO income statement below) which increased by 153.0% during this period January-June compared to the same period the previous year, explained by the organizational growth and higher marketing expenses in connection with Impactos Presto as required to generate growth in outstanding receivables and increased revenues at the PRESTO financial services division.

Distribución y Servicio D&S S.A II Quarter 2005 Results

Operating income for the period January-June 2005 was Ch$32,913 million (US$56.8 million), representing an increase of 141.9% as compared to operating profit of Ch$13,605 million (US$23.5 million) for the period January-June 2004. This improvement reflects the increase in net revenues and, more prominently, in gross margin. As a percentage of net revenues, operating profit for the second quarter 2005 is equivalent to 4.4%, representing an increase of 24 bp. compared to operating margin of 2.0% in the same period of 2004.

The following table sets forth, for the periods indicated, information concerning non–operating income on a consolidated basis:

Operating Income

	As of June 30

(in millions of constant Ch$)	2005	2004

Financial income	1,299	251
Other non-operating income(1)	369	455
Amortization of negative goodwill	179	179
Minority interest	3	34

Total non-operating income	1,850	919

(1) “Other” includes principally equity in earnings of related companies

The following table sets forth, for the periods indicated, the components of non-operating expense on a consolidated basis:

Non-operating Income

	As of June 30

(in millions of constant Ch$)	2005	2004

Financial expense	9,327	9,701
Other non-operating expense(1)	171	430
Amortization of of goodwill	999	913

Total non- operating expense	10,497	11,044

(1) “Other” includes equity in losses of related companies and charitable contributions.

Non-operating Expense

Non-operating expense for the period January-June 2005 was Ch$10,497 million (US$18,1 million), representing a decrease of 5.0% compared to non?operating expense of Ch$11,044 million (US$19.1 million) for the same period in 2004. The decrease in 2005 resulted primarily from lower financial expenses (3.9% decrease) due to a lower actual interest rate in the period January-June 2005 versus the same period of 2004 and to a 60% reduction in other non-operating expenses in January-June 2005 compared to 2004.

Distribución y Servicio D&S S.A II Quarter 2005 Results

The effective interest rate is lower in the period January-June 2005 compared to 2004 due to fees in connection with the issuance of commercial papers, and commissions on credit hired in January-June 2004 (specifically in the first quarter 2004), which are not present in the same period of 2005.

Price - level Restatement and Foreign Exchange Gain (Loss)

Net price-level restatement and foreign exchange gain (loss) amounted to a net loss of Ch$304 million (US$0.5 million) for the first half of 2005, as compared to a net loss of Ch$175 million (US$0.3 million) for the same period in 2004, representing a 74.0% loss increase.

Income Taxes

Income taxes for the period January-June 2005, including current and deferred taxes, amounted to Ch$4,109 million (US$7.1 million), 644.6% higher than the amount recorded in the same period of 2004 and consistent with the increase in pre-tax income recorded in January-June 2005 compared to January-June 2004.

Net Income

Net profit for the first half 2005 was Ch$19,853 million (US$34.3 million), representing an increase of 621.0% as compared to net profit of Ch$2,754 million (US$4.8 million) in the same period 2004. As a percentage of net revenues, net income is equivalent to 2.7% in January-June 2005, representing an increase of 230 bp. in net income margin as compared to a net margin of 0.4% in the same period of 2004.

Financial Services Division

The following tables set forth, for the periods indicated, information concerning PRESTO credit card and financial services operations:

Period January-June

	As of June 30

(in millions of constant Ch$)	2005	2004	% Change

Net revenues	28,950	13,497	114.5%
Provisions for doubtful accounts	12,930	7,437	73.9%
Financial expenses	2,823	1,103	155.9%
Other expenses	11,136	4,401	153.0%
Selling and administrative expenses
(Provisions + financial expenses + other expenses)	26,889	12,941	107.8%
Operating income	2,061	556	270.7%

Total accounts receivable, end of period	165,466	102,667	61.2%
Allowance for doubtful accounts	15,420	8,118	89.9%
Total accounts receivable net of provisions, end of period	150,046	94,549	58.7%

Number of accounts in good standing	1,441,099	791,472	82.1%
Average balance per account (in thousands of constant Ch$)	114	130	-12.3%
Allowance for doubtful accounts/Total net receivables	10.3%	8.6%	170 bp.

Distribución y Servicio D&S S.A II Quarter 2005 Results

Sales

D&S Total Retail Sales (In Ch$ millions, currency of June 2005)

	Total Sales

	Q1	Q2	Q3	Q4	H1	9M	TOTAL

Total D&S
2005	311,949	318,830			630,779	630,779	630,779
2004	296,367	305,957			602,323	602,323	602,323
%Change YoY	5.3%	4.2%			4.72%	4.72%	4.7%
LIDER Express
2005	35,211	38,631			73,842	73,842	73,842
2004	34,485	37,265			71,749	71,749	71,749
%Change YoY	2.1%	3.7%			2.9%	2.9%	2.9%
%D&S 2005	11.29	12.12			11.71	11.71	11.71
%D&S 2004	11.64	12.18			11.91	11.91	11.91
LIDER Vecino
2005	73,036	75,746			148,781	148,781	148,781
2004	65,994	70,926			136,919	136,919	136,919
%Change YoY	10.7%	6.8%			8.7%	8.7%	8.7%
%D&S 2005	23.4	23.8			23.6	23.6	23.6
%D&S 2004	22.3	23.2			22.7	22.7	22.7
LIDER
2005	195,788	195,765			391,553	391,553	391,553
2004	189,171	189,508			378,679	378,679	378,679
%Change YoY	3.5%	3.3%			3.4%	3.4%	3.4%
%D&S 2005	62.8	61.4			62.1	62.1	62.1
%D&S 2004	63.8	61.9			62.9	62.9	62.9
Groceries
2005	153,431	156,518			309,948	309,948	309,948
2004	143,044	149,975			293,019	293,019	293,019
%Change YoY	7.3%	4.4%			5.8%	5.8%	5.8%
%D&S 2005	49.2	49.1			49.1	49.1	49.1
%D&S 2004	48.3	49.0			48.6	48.6	48.6
Perishables
2005	94,637	102,084			196,721	196,721	196,721
2004	92,758	96,393			189,151	189,151	189,151
%Change YoY	2.0%	5.9%			4.0%	4.0%	4.0%
%D&S 2005	30.3	32.0			31.2	31.2	31.2
%D&S 2004	31.3	31.5			31.4	31.4	31.4
Non-Food
2005	63,881	60,228			124,109	124,109	124,109
2004	60,564	59,589			120,154	120,154	120,154
%Change YoY	5.5%	1.1%			3.3%	3.3%	3.3%
%D&S 2005	20.5	18.9			19.7	19.7	19.7
%D&S 2004	20.4	19.5			19.9	19.9	19.9
Same Store Sales v/s Total Sales
Total Sales	311,949	318,830			630,779	630,779	630,779
SSS	287,580	292,643			580,224	580,224	580,224
Non SSS	24,368	26,187			50,555	50,555	50,555
%Sales SSS	92.2	91.8			92.0	92.0	92.0
% Sales Non SSS	7.8	8.2			8.0	8.0	8.0
Total Sales	311,949	318,830			630,779	630,779	630,779

	Same Store Sales

	Q1	Q2	Q3	Q4	H1	9M	TOTAL

Total D&S
2005	287,580	292,643			580,224	580,224	580,224
2004	286,673	297,120			583,793	583,793	583,793
%Change YoY	0.32%	-1.5%			-0.6%	-0.6%	-0.6%
LIDER Express
2005	30,020	32,720			62,740	62,740	62,740
2004	30,478	33,375			63,852	63,852	63,852
%Change YoY	-1.5%	-1.96%			-1.7%	-1.7%	-1.7%
%D&S 2005	10.44	11.18			10.81	10.81	10.81
%D&S 2004	10.63	11.23			10.94	10.94	10.94
LIDER Vecino
2005	67,327	71,135			138,462	138,462	138,462
2004	64,992	70,926			135,918	135,918	135,918
%Change YoY	3.6%	0.3%			1.9%	1.9%	1.9%
%D&S 2005	23.4	24.3			23.9	23.9	23.9
%D&S 2004	22.7	23.9			23.3	23.3	23.3
LIDER
2005	184,421	184,042			368,463	368,463	368,463
2004	183,714	187,179			370,893	370,893	370,893
%Change YoY	0.4%	-1.7%			-0.7%	-0.7%	-0.7%
%D&S 2005	64.1	62.9			63.5	63.5	63.5
%D&S 2004	64.1	63.0			63.5	63.5	63.5
Groceries
2005	144,798	143,403			288,201	288,201	288,201
2004	140,916	145,533			286,449	286,449	286,449
%Change YoY	2.8%	-1.5%			0.6%	0.6%	0.6%
%D&S 2005	50.4	49.0			49.7	49.7	49.7
%D&S 2004	49.2	49.0			49.1	49.1	49.1
Perishables
2005	88,537	92,862			181,399	181,399	181,399
2004	91,140	91,883			183,023	183,023	183,023
%Change YoY	-2.9%	1.1%			-0.9%	-0.9%	-0.9%
%D&S 2005	30.8	31.7			31.3	31.3	31.3
%D&S 2004	31.8	30.9			31.4	31.4	31.4
Non-Food
2005	54,245	56,377			110,622	110,622	110,622
2004	54,617	59,704			114,321	114,321	114,321
%Change YoY	-0.7%	-5.6%			-3.2%	-3.2%	-3.2%
%D&S 2005	18.9	19.3			19.1	19.1	19.1
%D&S 2004	19.1	20.1			19.6	19.6	19.6
Same Store Sales v/s Total Sales
Total Sales
SSS
Non SSS
%Sales SSS
% Sales Non SSS
Total Sales

Distribución y Servicio D&S S.A II Quarter 2005 Results

Sales Area

	2004 IIQ	2004 IIIQ	2004 IVQ-Adj.	2005 IQ	2005 IIQ

Supermarkets
Lider Express (Ekono + Almac)
m2 sales area	36,247	32,708	32,607	32,607	32,607
Number of stores	25	23	23	23	23
New stores in quarter	0	-2	0	0	0
Additional square meters	0	-3,539	-101	0	0
Average m2 sales area/store	1,450	1,422	1,418	1,418	1,418

Hypermarkets
Lider Vecino
m2 sales area	78,520	86,573	93,485	93,485	97,160
Number of stores	20	22	24	24	25
New stores in quarter	0	2	2	2	1
Additional square meters	0	8,053	6,912	0	3,675
Average m2 sales area/store	3,926	3,935	3,895	3,895	3,886
Lider
m2 sales area	268,075	268,075	278,375	278,375	278,375
Number of stores	29	29	31	31	31
New stores in quarter	-1	0	2	2	2
Additional square meters	-10,791	0	10,300	0	0
Average m2 sales area/store	9,244	9,244	8,980	8,980	8,980
Hypermarkets: Lider+Lider Vecino
m2 sales area	346,595	354,648	371,860	371,860	375,535
Number of stores	49	51	55	55	56
New stores in quarter	-1	2	4	4	1
Additional square meters	-10,791	8,053	17,212	0	3,675
Average m2 sales area/store	7,073	6,954	6,761	6,761	6,706

Company Total
Total m2 sales area	382,842	387,356	404,467	404,467	408,142
Total stores	74	74	78	78	79
Average m2 sales area/store	5,174	5,235	5,185	5,185	5,166

Distribución y Servicio D&S S.A II Quarter 2005 Results

Changes in Sales Area

Store - Location (City-Region)	Concept -Project type	Sales Area m2	Opening Date/ Quarter	Owned/Leased

2004
Kennedy (Metrop. Region)	LIDER (Ex Carrefour - Acquisition)	6,975	Jan 01-2004-IQ	Leased
Quilín (Metrop. Region)	LIDER (Ex Carrefour - Acquisition)	9,299	Jan 01-2004-IQ	Owned
Cordillera (Metrop. Region)	LIDER (Ex Carrefour - Acquisition)	7,527	Jan 01-2004-IQ	Owned
Velázquez (Metrop. Region)	LIDER (Ex Carrefour - Acquisition)	10,791	Jan 01-2004-IQ	Owned
Maipú (Metrop. Region)	LIDER (Ex Carrefour - Acquisition)	6,905	Jan 01-2004-IQ	Owned
Pajaritos (Metrop. Region)	LIDER (Ex Carrefour - Acquisition)	7,075	Jan 01-2004-IQ	Owned
Quilicura (Metrop. Region)	LIDER (Ex Carrefour - Acquisition)	6,982	Jan 01-2004-IQ	Owned
Arica (I Region)	LIDER Vecino - Transformation)	5,711	Jan 10-2004-IQ	Owned
Velázquez (Metrop. Region)	LIDER (Ex Carrefour - Closing)	-10,791	Jun 01-2004-IIQ	Owned
Temuco-La Frontera (IX Region)	LIDER Express - Closing	-2,188	Jul 01-2004-IIIQ	Leased
Irarrázaval (Metrop. Region)	LIDER Express - Closing (to transform)	-2,064	Jul 05-2004-IIIQ	Owned
Coquimbo (IV Region)	LIDER Vecino -New	4,055	Jul 23-2004-IIIQ	Owned
Temuco-Barrio Inglés (IX Region)	LIDER Vecino -New	3,998	Jul 28-2004-IIIQ	Owned
La Calera (V Region)	LIDER Express - Remod.(adds 713m2)	1,687	Jul 04-2004-IIIQ	Owned
Plaza Vespucio (Metrop. Region)	LIDER-New	6,937	Nov 12-2004-IVQ	Leased
Irarrázaval (Metrop. Region)	LIDER vecino - New	4,170	Nov 22-2004-IVQ	Owned
Quillota (V Region)	LIDER Vecino - New	2,814	Nov 25-2004-IVQ	Owned
Punta Arenas (XII Region)	LIDER - New	6,335	Dec 11-2004-IVQ	Owned
2005
Talagante (Metrop. Region)	LIDER Vecino - New	3,675	May 27-2005-IIQ	Owned

Distribución y Servicio D&S S.A II Quarter 2005 Results

Geographic Distribution of D&S Stores

Region/City or Municipality	LIDER	LIDER Vecino	Total Hypermarkets	LIDER Express	Total Supermarkets	Total D&S

Arica	—	1	1	—	—	1
Iquique	—	1	1	—	—	1
I Region	—	2	2	—	—	2
Antofagasta	1	—	1	—	—	1
Calama	1	—	1	2	2	3
II Region	2	—	2	2	2	4
La Serena	1	—	1	—	—	1
Coquimbo		1	1	—	—	1
IV Region	1	1	2	—	—	2
Calera	—	—	—	1	1	1
Quilpue	1	—	1	1	1	2
Quillota	—	1	1	—	—	1
Viña del Mar	1	—	1	2	2	3
Valparaiso	—	1	1	—	—	1
V Region	2	2	4	4	4	8
Cerrillos	1	—	1	—	—	1
El Bosque	—	1	1	—	—	1
Est Central	1	—	1	—	—	1
Huechuraba	1	—	1	—	—	1
Independencia	—	1	1	—	—	1
La Florida	3	1	4	—	—	4
La Reina	1	—	1	—	—	1
Las Condes	1	3	4	4	4	8
Lo Barnechea	1	1	2	—	—	2
Macul	1	—	1	—	—	1
Maipu	3	—	3	2	2	5
Ñuñoa	—	2	2	2	2	4
Providencia	—	—	—	5	5	5
Peñalolen	1		1	—	—	1
Puente Alto	2	—	2	—	—	2
Quilicura	1	—	1	—	—	1
Quinta Normal	—	1	1	—	—	1
Recoleta	—	1	1	—	—	1
San Bernardo	—	1	1	—	—	1
San Miguel	1	—	1	1	1	2
San Ramón	—	1	1	—	—	1
Talagante	—	1	1	—	—	1
Vitacura	1	—	1	1	1	2
Metropolitan Region XIII	19	14	33	15	15	48
Rancagua	1	1	2	1	1	3
VI Region	1	1	2	1	1	3
Talca	—	1	1	1	1	2
Curicó		1	1	—	—	1
VII Region	—	2	2	1	1	3
Los Angeles	—	1	1	—	—	1
Concepción	2	—	2	—	—	2
VIII Region	2	1	3	—	—	3
Temuco	1	1	2	—	—	2
IX Region	1	1	2	—	—	2
Valdivia	1	—	1	—	—	1
Osorno	—	1	1	—	—	1
Puerto Montt	1	—	1	—	—	1
X Region	2	1	3	—	—	3
Punta Arenas	1	—	1	—	—	1
XII Region	1	—	1	—	—	1

COMPANY TOTAL	31	25	56	23	23	79

Distribución y Servicio D&S S.A II Quarter 2005 Results

Financial Information (from the Explanatory Analysis FECU)

Main Indicators

Currency of June 2005	January-June 2005		January-June 2004		Change 2005 / 2004

	Th Ch$	% of revenues	Th Ch$	% of revenues	%

Net Revenues	745,771,434	100.00%	693,485,290	100.00%	7.54%
Gross Income	207,980,145	27.89%	154,675,141	22.30%	34.46%
Selling and Administrative Expenses	175,067,625	23.47%	141,069,655	20.34%	24.10%
Operating Income	32,912,520	4.41%	13,605,486	1.96%	141.91%
Financial Expenses	9,327,390	1.25%	9,700,600	1.40%	-3.85%
Non Operating Income	(9,132,232)	-1.22%	(10,513,017)	-1.52%	-13.13%
R.A.I.I.D.A.I.E.	58,844,144	7.89%	37,272,809	5.37%	57.87%
Net Income	19,853,061	2.66%	2,753,649	0.40%	620.97%
Initial Net Worth	466,587,473		323,060,003		44.43%
Net Income/ Initial Shareholders’ Equity	8.51%		1.70%

Condensed Balance Sheets

Currency of June 2005	06.30.2005 Th Ch$	06.30.2004 Th Ch$	% Change 2005 / 2004

Current Assets	383,920,095	265,894,163	44.39%
Fixed Assets	590,876,292	579,274,186	2.00%
Operating Assets	974,796,387	845,168,349	15.34%
Other Assets	73,331,166	52,945,897	38.50%
Total Assets	1,048,127,553	898,114,246	16.70%
Current Liabilities	338,583,838	419,408,196	-19.27%
Long Term Libilities	224,920,433	171,954,298	30.80%
Total Debt	563,504,270	591,362,494	-4.71%
Minority Interest	23,330	98,258	-76.26%
Net Worth	484,599,952	306,653,494	58.03%
Total Liabilities	1,048,127,552	898,114,246	16.70%

Financial Ratios

			06.30.2005 Th Ch$	06.30.2004 Th Ch$	% Change 2005 / 2004

Total Debt	Th Ch		$563,504,270	591,362,494	-4.71%
Financial Debt	Th Ch		$354,231,660	351,744,442	0.71%
Liquidity Ratio	Times		1.13	0.63
Acid Ratio	Times		0.77	0.40
Total Debt/Total Assets	Times		0.54	0.66
Total Debt/Shareholders' Equity	Times		1.16	1.93
Financial Debt/Shareholders' Equity	Times		0.73	1.15
Interest Expenses Coverage	Times		6.32	3.86
Short Term Liabilities		%	60%	71%
Long Term Liabilities		%	40%	29%

Distribución y Servicio D&S S.A II Quarter 2005 Results

Financial Information (from the Explanatory Analysis FECU)

Operational Indices

		06.30.2005	06.30.2004

Inventory Turnover	Times	9.0	10.6
Days of Inventory	Days	40.5	34.6

Profitability Ratios

		06.30.2005	06.30.2004

Return over Shareholders’ Equity	%	8.51%	1.70%
Return over Assets	%	3.79%	0.61%
Return over Operational Assets	%	4.07%	0.65%
Earnings per Share	$	3.04	0.50
Return of Dividends	%		2.76%

Distribución y Servicio D&S S.A II Quarter 2005 Results

Historical Information - Margins

Gross Margin (% of Revenues)

Total D&S	Q1	Q2	Q3	Q4

2005	27.4	28.3
2004	22.3	22.3	22.6	24.9
2003	23.2	23.9	23.1	20.3
2002	22.6	23.3	23.9	21.7
2001	22.4	22.2	23.0	22.4
2000	21.6	22.3	21.6	21.4
1999	20.7	21.0	21.5	20.6
1998	22.1	22.6	23.2	17.6

Recurring Expenses (% of Revenues)

Total D&S	Q1	Q2	Q3	Q4

2005	19.7	20.2
2004	16.5	17.1	19.5	18.1
2003	14.2	15.2	15.4	14.9
2002	13.6	15.5	15.4	15.7
2001	12.6	14.1	13.3	12.1
2000	11.9	13.1	12.6	12.3
1999	12.9	14.4	13.5	14.1
1998	13.1	13.1	13.2	12.7

EBITDA (% of Revenues) (1)

Total D&S	Q1	Q2	Q3	Q4

2005	7.7	8.1
2004	5.6	5.2	3.0	6.5
2003	9.0	8.6	6.7	4.7
2002	8.5	6.8	8.2	5.8
2001	9.8	7.9	9.0	10.2
2000	9.9	8.9	8.9	8.8
1999	7.6	6.7	8.0	6.5
1998	8.4	8.4	7.7	2.8

Operating Income (% of Revenues)

Total D&S	Q1	Q2	Q3	Q4

2005	4.1	4.7
2004	2.2	1.8	-0.4	3.5
2003	5.6	5.2	3.4	1.8
2002	5.1	3.5	4.9	2.9
2001	6.2	4.5	5.6	7.3
2000	6.1	5.3	5.5	5.8
1999	3.8	2.9	3.8	2.9
1998	5.7	5.9	5.0	-0.1

Distribución y Servicio D&S S.A II Quarter 2005 Results

Quarterly Evolution 2004-2005

Consolidated Results

In Ch$ Millions Currency of June 2005	I Quarter 2004 Ch$ Millions	% of revenues	% Change YoY	II Quarter 2004 Ch$ Millions	% of revenues	% Change YoY	III Quarter 2004 Ch$ Millions	% of revenues	% Change YoY

Sales	296,514	86.6%	21.0%	306,248	87.2%	20.7%	303,769	86.5%	18.1%
Other Income	45,737	13.4%	44.8%	45,101	12.8%	31.5%	47,422	13.5%	28.8%
Net revenues	342,251	100.0%	23.7%	351,349	100.0%	22.0%	351,192	100.0%	19.5%
Cost of sales	266,018	77.7%	25.2%	272,881	77.7%	24.5%	271,837	77.4%	20.3%
Gross Income / Margin	76,233	22.3%	18.6%	78,468	22.3%	14.0%	79,355	22.6%	16.8%
Recurring Operating Expenses	56,372	16.5%	43.4%	60,094	17.1%	37.0%	68,424	19.5%	50.8%
Start-up Expenses	661	0.2%	14943.4%	145	0.0%	-39.1%	388	0.1%	-86.6%
Total Operating Expenses (SG&A)	57,032	16.7%	45.0%	60,239	17.1%	36.6%	68,812	19.6%	42.6%
EBITDA	19,201	5.6%	-23.0%	18,228	5.2%	-26.3%	10,542	3.0%	-46.4%
Depreciation	11,826	3.5%	25.1%	11,995	3.4%	24.1%	11,993	3.4%	22.8%
Total Operating Expenses	68,859	20.1%	41.2%	72,234	20.6%	34.4%	80,805	23.0%	39.2%
Operating Income	7,375	2.2%	-52.4%	6,233	1.8%	-58.6%	(1,451)	-0.4%	-114.6%
Financial Expenses	(4,977)	-1.5%	15.9%	(4,725)	-1.3%	22.8%	(4,488)	-1.3%	-4.0%
Other Non-operating Income (Expenses)	(400)	-0.1%	205.7%	(238)	-0.1%	622.7%	(167)	0.0%	0.1%
Monetary Correction	(1,268)	-0.4%	-207.2%	1,094	0.3%	-148.2%	1,839	0.5%	-228.2%
Non-Operating Income	(6,646)	-1.9%	105.0%	(3,869)	-1.1%	-37.1%	(2,816)	-0.8%	-55.1%
Income before Tax	729	0.2%	-94.1%	2,364	0.7%	-73.5%	(4,267)	-1.2%	-217.3%
Income Tax	(635)	-0.2%	-74.7%	83	0.0%	-105.4%	594	0.2%	-146.4%
Minority Interest	12	0.0%	-146.4%	22	0.0%	-206.6%	65	0.0%	-695.1%
Income	106	0.0%	-98.9%	2,469	0.7%	-66.5%	(3,608)	-1.0%	-253.7%
Amortization of Goodwill	90	0.0%	-2.0%	90	0.0%	-1.8%	90	0.0%	-1.9%
Net Income	195	0.1%	-98.0%	2,559	0.7%	-65.7%	(3,518)	-1.0%	-244.3%

In Ch$ Millions Currency of June 2005	IV Quarter 2004 Ch$ Millions	% of revenues	% Change YoY	I Quarter 2005 Ch$ Millions	% of revenues	% Change YoY	II Quarter 2005 Ch$ Millions	% of revenues	% Change YoY

Sales	354,737	86.5%	16.8%	312,307	84.8%	5.3%	319,203	84.6%	4.2%
Other Income	55,338	13.5%	33.2%	55,986	15.2%	22.4%	58,276	15.4%	29.2%
Net revenues	410,075	100.0%	18.7%	368,293	100.0%	7.6%	377,479	100.0%	7.4%
Cost of sales	308,259	75.2%	12.0%	267,311	72.6%	0.5%	270,480	71.7%	-0.9%
Gross Income / Margin	101,815	24.8%	45.3%	100,981	27.4%	32.5%	106,999	28.3%	36.4%
Recurring Operating Expenses	76,760	18.7%	49.1%	72,661	19.7%	28.9%	76,165	20.2%	26.7%
Start-up Expenses	1,230	0.3%	-45.1%	5	0.0%	-99.3%	200	0.1%	38.2%
Total Operating Expenses (SG&A)	77,991	19.0%	45.2%	72,666	19.7%	27.4%	76,365	20.2%	26.8%
EBITDA	23,825	5.8%	45.6%	28,315	7.7%	47.5%	30,634	8.1%	68.1%
Depreciation	12,312	3.0%	23.2%	13,034	3.5%	10.2%	13,002	3.4%	8.4%
Total Operating Expenses	90,303	22.0%	41.7%	85,700	23.3%	24.5%	89,367	23.7%	23.7%
Operating Income	11,513	2.8%	80.9%	15,281	4.1%	107.2%	17,631	4.7%	182.9%
Financial Expenses	(4,692)	-1.1%	12.5%	(4,147)	-1.1%	-16.7%	(5,180)	-1.4%	9.6%
Other Non-operating Income (Expenses)	(136)	0.0%	-79.2%	(33)	0.0%	-91.7%	532	0.1%	-324.0%
Monetary Correction	470	0.1%	-70.9%	(136)	0.0%	-89.3%	(168)	0.0%	-115.4%
Non-Operating Income	(4,357)	-1.1%	35.8%	(4,316)	-1.2%	-35.1%	(4,816)	-1.3%	24.5%
Income before Tax	7,155	1.7%	126.7%	10,965	3.0%	1405.2%	12,815	3.4%	442.0%
Income Tax	(1,147)	-0.3%	-19.6%	(1,397)	-0.4%	120.2%	(2,712)	-0.7%	-3378.3%
Minority Interest	30	0.0%	130.0%	(13)	0.0%	-208.5%	15	0.0%	-30.6%
Income	6,038	1.5%	246.7%	9,555	2.6%	8939.3%	10,119	2.7%	309.8%
Amortization of Goodwill	90	0.0%	-2.4%	90	0.0%	0.0%	90	0.0%	0.0%
Net Income	6,128	1.5%	234.3%	9,645	2.6%	4840.1%	10,208	2.7%	298.9%

Distribución y Servicio D&S S.A II Quarter 2005 Results

Income Statement - Annual Series

Consolidated Annual Results

In Ch$ Millions Currency of June 2005	1999 Ch$ Millions	% of revenues	% Change YoY	2000 Ch$ Millions	% of revenues	% Change YoY	2001 Ch$ Millions	% of revenues	% Change YoY

Sales	871,528	91.4%	25.5%	815,274	90.6%	-6.5%	893,033	89.9%	9.5%
Other Income	82,258	8.6%	21.6%	84,680	9.4%	2.9%	99,990	10.1%	18.1%
Net revenues	953,785	100.0%	25.1%	899,954	100.0%	-5.6%	993,022	100.0%	10.3%
Cost of sales	754,124	79.1%	25.4%	704,119	78.2%	-6.6%	769,478	77.5%	9.3%
Gross Income / Margin	199,661	20.9%	24.2%	195,835	21.8%	-1.9%	223,544	22.5%	14.1%
Recurring Operating Expenses	131,262	13.8%	32.2%	112,271	12.5%	-14.5%	128,866	13.0%	14.8%
Start-up Expenses	197	0.0%	-98.4%	1,504	0.2%	664.1%	2,732	0.3%	81.6%
Total Operating Expenses (SG&A)	131,459	13.8%	17.9%	113,775	12.6%	-13.5%	131,598	13.3%	15.7%
EBITDA	68,202	7.2%	38.5%	82,061	9.1%	20.3%	91,946	9.3%	12.0%
Depreciation	36,581	3.8%	75.2%	31,035	3.4%	-15.2%	32,749	3.3%	5.5%
Total Operating Expenses	168,040	17.6%	26.9%	144,810	16.1%	-13.8%	164,347	16.6%	13.5%
Operating Income	31,620	3.3%	11.5%	51,026	5.7%	61.4%	59,197	6.0%	16.0%
Financial Expenses	-21,020	-2.2%	189.8%	-16,450	-1.8%	-21.7%	-13,360	-1.3%	-18.8%
Other Non-operating Income (Expenses)	-16,892	-1.8%	-4823.3%	378	0.0%	-102.2%	-1,270	-0.1%	-436.2%
Monetary Correction	-1,659	-0.2%	-210.3%	701	0.1%	-142.3%	6,023	0.6%	758.8%
Non-Operating Income	-39,572	-4.1%	634.2%	-15,371	-1.7%	-61.2%	-8,608	-0.9%	-44.0%
Income before Tax	-7,951	-0.8%	-134.6%	35,655	4.0%	-548.4%	50,589	5.1%	41.9%
Income Tax	-2,515	-0.3%	13.9%	-3,709	-0.4%	47.5%	-7,959	-0.8%	114.6%
Minority Interest	-39	0.0%	-9.5%	-110	0.0%	181.6%	-178	0.0%	62.7%
Income	-10,506	-1.1%	-150.7%	31,836	3.5%	-403.0%	42,452	4.3%	33.3%
Amortization of Goodwill	362	0.0%	-1.0%	362	0.0%	0.0%	367	0.0%	1.6%
Net Income	-10,144	-1.1%	-148.1%	32,198	3.6%	-417.4%	42,819	4.3%	33.0%

In Ch$ Millions Currency of June 2005	2002 Ch$ Millions	% of revenues	% Change YoY	2003 Ch$ Milions	% of revenues	% Change YoY	2004 Ch$ Millions	% of revenues	% Change YoY

Sales	982,103	88.7%	10.0%	1,059,738	88.0%	7.9%	1,261,268	86.7%	19.0%
Other Income	124,896	11.3%	24.9%	144,258	12.0%	15.5%	193,598	13.3%	34.2%
Net revenues	1,107,000	100.0%	11.5%	1,203,996	100.0%	8.8%	1,454,866	100.0%	20.8%
Cost of sales	854,339	77.2%	11.0%	932,880	77.5%	9.2%	1,118,996	76.9%	20.0%
Gross Income / Margin	252,661	22.8%	13.0%	271,116	22.5%	7.3%	335,871	23.1%	23.9%
Recurring Operating Expenses	167,120	15.1%	29.7%	180,013	15.0%	7.7%	261,650	18.0%	45.4%
Start-up Expenses	5,217	0.5%	91.0%	5,386	0.4%	3.2%	2,424	0.2%	-55.0%
Total Operating Expenses (SG&A)	172,338	15.6%	31.0%	185,399	15.4%	7.6%	264,075	18.2%	42.4%
EBITDA	80,323	7.3%	-12.6%	85,717	7.1%	6.7%	71,796	4.9%	-16.2%
Depreciation	35,713	3.2%	9.0%	38,881	3.2%	8.9%	48,126	3.3%	23.8%
Total Operating Expenses	208,051	18.8%	26.6%	224,279	18.6%	7.8%	312,201	21.5%	39.2%
Operating Income	44,610	4.0%	-24.6%	46,837	3.9%	5.0%	23,670	1.6%	-49.5%
Financial Expenses	-14,138	-1.3%	5.8%	-16,986	-1.4%	20.1%	-18,882	-1.3%	11.2%
Other Non-operating Income (Expenses)	-6,483	-0.6%	410.3%	-984	-0.1%	-84.8%	-941	-0.1%	-4.4%
Monetary Correction	5,736	0.5%	-4.8%	-902	-0.1%	-115.7%	2,134	0.1%	-336.5%
Non-Operating Income	-14,886	-1.3%	72.9%	-18,873	-1.6%	26.8%	-17,688	-1.2%	-6.3%
Income before Tax	29,724	2.7%	-41.2%	27,964	2.3%	-5.9%	5,982	0.4%	-78.6%
Income Tax	-4,918	-0.4%	-38.2%	-6,732	-0.6%	36.9%	-1,104	-0.1%	-83.6%
Minority Interest	-65	0.0%	-63.3%	-44	0.0%	-32.5%	128	0.0%	-390.5%
Income	24,741	2.2%	-41.7%	21,188	1.8%	-14.4%	5,005	0.3%	-76.4%
Amortization of Goodwill	369	0.0%	0.5%	366	0.0%	-1.0%	358	0.0%	-2.0%
Net Income	25,110	2.3%	-41.4%	21,553	1.8%	-14.2%	5,364	0.4%	-75.1%

Distribución y Servicio D&S S.A II Quarter 2005 Results

FECU - Balance

Assets

Type of currency: Chilean pesos (thousands) of June 2005 Type of Balance Statement: Consolidated	Current to 06/30/2005	Prior to 06/30/2004	% Change

Total Current Assets	383,920,095	265,894,163	44.4%
Cash and cash equivalents	11,293,833	8,252,168	36.9%
Time deposits	—	—
Marketable securities (net)	58,969,873	1,808,868	3160.0%
Sales debtors (net)	135,728,713	100,269,768	35.4%
Notes receivable (net)	1,269,497	2,136,306	-40.6%
Sundry debtors (net)	33,981,598	38,263,000	-11.2%
Documents and accounts receivable from related companies	1,504,355	1,511,293	-0.5%
Inventories (net)	122,853,788	99,160,504	23.9%
Refundable taxes	7,420,579	7,177,230	3.4%
Prepaid expenses	4,985,514	3,518,480	41.7%
Deferred taxes	5,208,501	2,934,615	77.5%
Other current assets	703,844	861,931	-18.3%
Leasing contracts (net)
Assets for leasing (net)
Total Fixed Assets	590,876,292	579,274,186	2.0%
Land	169,405,538	163,612,742	3.5%
Buildings and infrastructure	470,006,450	440,893,342	6.6%
Machinery and equipment	166,776,908	155,233,676	7.4%
Other fixed assets	77,476,545	69,839,612	10.9%
Reserve for techinical revaluation of fixed assets	4,209,191	4,209,193	0.0%
Depreciation (minus)	(296,998,340)	(254,514,379)	16.7%
Total Other Assets	73,331,166	52,945,897	38.5%
Investment in related companies	1,961,153	1,605,352	22.2%
Investment in other companies	73,073	73,071	0.0%
Goodwill	31,079,282	29,745,013	4.5%
Negative goodwill (minus)	(179,081)	(537,226)	-66.7%
Long-term debtors	27,673,314	10,710,857	158.4%
Notes and accounts receivable from related companies - long term
Long-term deferred taxes	6,554,169	4,732,474	38.5%
Intangibles
Amortization (minus)
Others	6,169,256	6,616,356	-6.8%
Long-term leasing contracts (net)

Total Assets	1,048,127,553	898,114,246	16.7%

Distribución y Servicio D&S S.A II Quarter 2005 Results

FECU - Balance

Liabilities

Type of currency: Chilean pesos (thousands) of June 2005 Type of Balance Statement: Consolidated	Current to 06/30/2005	Prior to 06/30/2004	% Change

Total Current Liabilities	338,583,838	419,408,196	-19.3%
Debt with banks and financial institutions - short term	44,924,880	93,774,509	-52.1%
Debt with banks and financial institutions - long term portion	21,264,363	20,764,652	2.4%
Obligations with public (notes)	58,168,948	59,594,232	-2.4%
Obligations with public - short term portion (bonds)	6,185,711	3,553,717	74.1%
Long term debt with maturity within a year	5,609,886	6,349,639	-11.7%
Dividends to be paid	—	—
Accounts payable	173,290,923	193,759,372	-10.6%
Documents payable	—	—
Sundry creditors	5,794,955	3,884,259	49.2%
Documents and accounts payable to suppliers	4,333,350	21,839,670	-80.2%
Accruals	15,319,957	11,893,753	28.8%
Witholdings	3,646,291	3,771,597	-3.3%
Income tax	—	—
Income received in advance	26,085	20,623	26.5%
Deferred taxes	—	—
Other current assets	18,489	202,173	-90.9%
Total Long Term Liabilities	224,920,433	171,954,298	30.8%
Debt with banks and financial institutions	83,431,300	24,444,514	241.3%
Obligations with public - long term (bonds)	130,322,918	134,804,016	-3.3%
Documents payable - long term	188,884	211,370	-10.6%
Sundry creditors - long term	4,134,771	8,247,793	-49.9%
Notes & accounts payable to related companies	—	—
Accruals	5,091,684	3,933,564	29.4%
Deferred taxes - long term	—	—
Other long term liabilities	1,750,876	313,041	459.3%
Minority Interest	23,330	98,258	-76.3%
Shareholders’ Equity	484,599,952	306,653,494	58.0%
Capital paid	378,815,151	222,789,634	70.0%
Capital revaluation reserve	3,788,151	1,782,317	112.5%
Additional paid-in capital	—	—
Other reserves	(1,190,664)	1,360,069	-187.5%
Retained earnings	103,187,314	80,721,474	27.8%
Reserve for future dividends	—	—
Accrued income	83,334,253	88,692,940	-6.0%
Accrued loss (minus)	—	—
Income (loss) for the period	19,853,061	2,753,649	621.0%
Provisory dividends (minus)	—	(10,725,115)	-100.0%
Accrued deficit development period	—	—

Total Liabilities	1,048,127,553	898,114,246	16.7%

Distribución y Servicio D&S S.A II Quarter 2005 Results

FECU

Income Statement

Type of currency: Chilean pesos (thousands) of June 2005 Type of Balance Statement: Consolidated	Current to 06/30/2005	Prior to 06/30/2004	% Change

Operating Income	32,912,520	13,605,485	141.9%
Gross Margin	207,980,145	154,675,141	34.5%
Net revenues	745,771,434	693,485,290	7.5%
Cost of sales (minus)	(537,791,289)	(538,810,149)	-0.2%
Selling and administrative expenses (minus)	(175,067,625)	(141,069,656)	24.1%
Non-operating Income	(9,132,232)	(10,513,016)	-13.1%
Financial/interest income	1,299,297	251,100	417.4%
Income from investment in related companies	252,229	302,269	-16.6%
Other non-operating income	171,691	166,897	2.9%
Loss from investment in related companies (minus)	(54,277)	(14,764)	267.6%
Amortization of goodwill (minus)	(999,404)	(913,391)	9.4%
Financial expenses (minus)	(9,327,390)	(9,700,599)	-3.8%
Other non-operating expenses (minus)	(170,561)	(429,903)	-60.3%
Monetary correction	174,361	908,265	-80.8%
Currency exchange differences	(478,178)	(1,082,890)	-55.8%
Income Before Income Taxes and Extraordinary Items	23,780,288	3,092,469	669.0%
Income Tax	(4,108,839)	(551,826)	644.6%
Extraordinary Items
Net Income (Loss) Before Minority Interest	19,671,449	2,540,643	674.3%
Minority Interest	2,531	33,931	-92.5%
Net Income (LOSS)	19,673,980	2,574,574	664.2%
Amortization of negative goodwill	179,081	179,075	0.0%

Net Income (Loss) for the Period	19,853,061	2,753,649	621.0%

Distribución y Servicio D&S S.A II Quarter 2005 Results

FECU - Cash Flows Statements - Indirect

Type of currency: Chilean pesos (thousands) of June 2005 Type of Balance statement: Consolidated	Current to 06/30/2005	Prior to 06/30/2004	% Change

Net Cash Flows from Operating Activities	(2,982,550)	3,935,228	-175.8%
Income (loss) for the period	19,853,061	2,753,649	621.0%
Income on sale of fixed assets	48,634	169,517	-71.3%
(Gain) Loss on sale of fixed assets	48,634	169,517	-71.3%
Gain on sale of investments (minus)
Loss on sale of investments
(Gain) Loss on sale of other assets
Charges (credit) to income statement which do not represent cash flows	43,967,432	33,125,450	32.7%
Depreciation for the period	26,036,358	23,817,450	9.3%
Amortization of intangibles
Writeoffs and provisions	16,649,613	7,728,317	115.4%
Gain from investment in related companies (minus)	(252,229)	(302,269)	-16.6%
Loss from investment in related companies	54,277	14,764	267.6%
Amortization of goodwill	999,404	913,391	9.4%
Amortization of negative goodwill (minus)	(179,081)	(179,075)	0.0%
Net monetary correction	(174,361)	(908,265)	-80.8%
Net currency exchange difference	478,178	1,082,890	-55.8%
Other credits to income statement which do not represent cash flows
Other charges to income statement which do not represent cash flows	355,273	958,247	-62.9%
Changes in assets affecting cash flows (increase) decrease	(39,197,068)	(6,077,071)	545.0%
Sales debtors	(36,023,879)	(10,046,444)	258.6%
Inventories	(3,024,370)	2,321,481	-230.3%
Other assets	(148,819)	1,647,892	-109.0%
Changes in liabilities affecting cash flows (increase) decrease	(27,652,078)	(26,002,386)	6.3%
Accounts payable related to the operation	(30,425,398)	(19,613,230)	55.1%
Interest payable	364,159	382,002	-4.7%
Income tax payable (net)	3,616,795	(3,031,452)	-219.3%
Other accounts payable related to results other than operation	618,245	(5,042,160)	-112.3%
VAT and other similar taxes payable (net)	(1,825,879)	1,302,454	-240.2%
Gain (loss) in minority interest	(2,531)	(33,931)	-92.5%
Net Cash Flows from Financing Activities	10,192,515	21,055,549	-51.6%
Proceeds from issuance of common stock
Proceeds from loans	58,455,583	109,381,806	-46.6%
Bonds	33,085,036	34,161,500	-3.2%
Proceeds from loans from related companies
Proceeds from other loans from related companies		13,762,547	-100.0%
Other sources of financing
Payment of dividends (minus)		(25,018,182)	-100.0%
Withdrawals of capital (minus)
Repayment of loans (minus)	(37,152,288)	(77,045,393)	-51.8%
Repayment of bonds (minus)	(34,999,528)	(34,163,398)	2.4%
Repayment of loans from related companies (minus)
Repayment of other loans from related companies (minus)	(9,163,183)
Expenses from the issuance of common stock (minus)
Expenses from the issuance of bonds (minus)	(33,105)	(23,331)	41.9%
Other expenses related to financing activities (minus)
Net Cash Flows from Investing Activities	(20,292,830)	(48,263,775)	-58.0%
Proceeds from sale of property, plant and equipment	44,108	414,448	-89.4%
Proceeds from sale of long-term investments
Proceeds from sale of other investments		52,796,016	-100.0%
Decrease in loans to related companies
Decrease in other loans to related companies	2,633
Other proceeds from investment		4,496,361	-100.0%
Purchases of property, plant and equipment	(19,786,833)	(27,192,534)	-27.2%
Payment of capitalized interest (minus)	(234,166)	(524,562)	-55.4%
Long-term investments (minus)		(77,436,144)	-100.0%
Investment in financial instruments (minus)
Loans to related companies (minus)
Other loans to related companies (minus)		(12,066)	-100.0%
Other expenses from investing activities (minus)	(318,572)	(805,294)	-60.4%
Net Cash Flows for The Period	(13,082,865)	(23,272,998)	-43.8%
Effect of Inflation on Cash and Cash Equivalents	(909,543)	(3,046,751)	-70.1%
Net Increase (Decrease) on Cash and Cash Equivalents	(13,992,408)	(26,319,749)	-46.8%
Cash and Cash Equivalents at Beginning of Year	82,335,637	34,571,917	138.2%
Cash and Cash Equivalents at End of Year	68,343,229	8,252,168	728.2%

Distribución y Servicio D&S S.A II Quarter 2005 Results

Notes

Distribución y Servicio D&S S.A II Quarter 2005 Results

Notes

Por un Chile Líder

Ticker Symbols
NYSE: DYS
Santiago Stock Exchanges : D&S
Latibex: XDYS

Address
Distribución y Servicio D&S S.A.
Avda. Presidente Eduardo Frei Montalva 8301,Quilicura - Santiago de Chile

Phone
(56-2) 484 77 54

Fax
(56-2) 484 77 70

E-mail
info@dys.cl

Website
www.dys.cl

The information contained in this report has been prepared by the Company based on the FECU (Uniform Code Statistics Form) filed with the SVS (Superintendency of Securities and Insurance) on this date.

This press release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, which are intended to be covered by the safe harbors created thereby. The foregoing statements involve known and unknown risks and uncertainties that may cause the Company’s actual results or outcomes to be materially different from those anticipated and discussed herein. Except for historical information contained herein, the matters discussed in this press release contain forward-looking statements that involve risks and uncertainties, including but not limited to changes in general economic, business or political or other conditions in Chile, further comments that may be received from the SEC, changes in general economic or business conditions in Latin America, changes in capital markets in general, changes in exchange rates or regulations applicable to currency exchanges or transfer, unexpected developments in pending litigations, increased costs of operations, unanticipated increases in financing and other factors detailed in the Company’s filings with the Securities and Exchange Commission which readers are urged to read carefully in assessing the forward-looking statements contained herein. You should not place undue reliance on such statements, which speak only as of the date that they were made. We undertake no obligation to update such statements in light of subsequent events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

DISTRIBUCIÓN Y SERVICIO D&S S.A.

	By:	/s/ MIGUEL NÚÑEZ SFEIR

Miguel Núñez Sfeir
Chief Financial Officer

Dated: August 11, 2005